AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2018

*KH 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gleacher & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Kugler (212) 273-7287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11020426

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Kugler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher & Company Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 20 13

Signature

C.F.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEACHER & COMPANY SECURITIES, INC.

(A wholly owned subsidiary of Gleacher & Company, Inc.)
SEC File # 8-02018

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

INDEX TO FINANCIAL STATEMENT
DECEMBER 31, 2010

pwc

Report of Independent Auditors

To the Shareholder of
Gleacher & Company Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Gleacher & Company Securities, Inc. at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

STATEMENT OF FINANCIAL CONDITION
(In thousands)

		December 31, 2010
ASSETS		
Cash and cash equivalents	$	19,262
Cash and securities segregated for regulatory purposes		100
Securities purchased under agreements to resell		86,484
Receivables from:		
Brokers, dealers and clearing organizations		25,721
Affiliates and related parties		6,663
Others		16,966
Securities owned, at fair value (assets pledged of $1,280,443)		1,281,243
Intangible assets		344
Income taxes receivable		14,474
Deferred tax assets, net		37,015
Other assets		2,947
Total assets	$	1,491,219
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Payables to:		
Brokers, dealers and clearing organizations	$	1,101,440
Affiliates and related parties		40,098
Others		1,190
Securities sold, but not yet purchased, at fair value, net		112,275
Accrued compensation		61,752
Accounts payable		1,087
Accrued expenses		4,403
Income taxes payable		2,253
Total liabilities *(excluding subordinated debt)*		1,324,498
COMMITMENTS AND CONTINGENCIES (Note 9)		
Subordinated debt		909
Shareholder's equity		165,812
Total liabilities and shareholder's equity	$	1,491,219

The accompanying notes are an integral
part of this financial statement

NOTES TO FINANCIAL STATEMENT

NOTE 1. Significant Accounting Policies

Organization and Nature of the Business

Gleacher & Company Securities, Inc. (the "Company"), formerly known as Broadpoint Capital, Inc., is a wholly owned subsidiary of Gleacher & Company, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), and various exchanges. The Company provides corporate and institutional clients with independent advice and execution in the areas of advisory services, capital raising and research, sales and trading.

The financial statements of the Company include the business of the Parent's former wholly-owned subsidiary, Broadpoint AmTech, Inc. ("AmTech") that was merged with and into the Company on June 15, 2010. In connection with this merger, all shares of AmTech common stock were no longer outstanding, were automatically cancelled and cease to exist and each outstanding share of common stock of the Company remained issued and outstanding without change. In addition, all of the properties, rights, privileges and franchises of AmTech vested in the Company, and all debts, liabilities and duties of AmTech became debts, liabilities and duties of the Company.

The merger of these entities, which were under the common control of the Parent, has resulted in a change in reporting entity of the Company and is accounted for in a manner consistent with a pooling of interests. Accordingly, the financial statements are presented as if the merger occurred on January 1, 2010, the start of the earliest period presented.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business. At December 31, 2010, the Company had $13.0 million in cash equivalents. Cash and cash equivalents of approximately $17.0 million were held at one financial institution.

Securities Transactions

Securities transactions in regular-way trades and the related profit and loss arising from such transactions are recorded on the trade date, as if they had settled.

Securities owned and securities sold, but not yet purchased, are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. These financial instruments primarily are comprised of holdings in fixed income securities.

Resale and Repurchase Agreements

Transactions involving sales of securities under agreements to repurchase ("repurchase agreements") or purchases of securities under agreement to resell ("resale agreements") are accounted for as collateralized financing transactions and are recorded at their contracted amounts plus accrued interest. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements and receive securities from counterparties as collateral under resale agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. The Company values the collateral daily and retrieves excess collateral from counterparties, when appropriate.

NOTES TO FINANCIAL STATEMENT

At December 31, 2010, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge in connection with resale agreements was approximately $86.8 million. In addition, at December 31, 2010, the Company had no outstanding repurchase agreements.

Derivative Financial Instruments

Derivative financial instruments are recorded at fair value in the Statement of Financial Condition and are included within Securities owned and Securities sold, but not yet purchased.

Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs") which are forward mortgage-backed securities whose collateral remains "to-be-announced" until just prior to the trade settlement and exchange traded treasury futures contracts. When a forward contract exists for a when-issued security, such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative. The settlement of these transactions is not expected to have a material effect upon the Company's financial statements. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates, or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount.

Intangible Assets

Intangible assets are tested for impairment at the time of a triggering event requiring a re-evaluation, if one were to occur.

Fair Value of Financial Instruments

Substantially all of the financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of their short term nature, with the exception of subordinated debt. Financial instruments recorded at contractual amounts approximating fair value consist largely of receivables from and payables to brokers, dealers and clearing organizations, related parties and others and securities purchased under agreements to resell. The carrying value of subordinated debt at December 31, 2010, approximated fair value based on current rates available.

Contingencies

The Company is subject to contingencies, including judicial, regulatory and arbitration proceedings, tax and other claims. The Company recognizes a liability related to legal and other claims in Accrued expenses within the Statement of Financial Condition when incurrence of a loss is probable and the amount of the loss is reasonably estimable. The determination of these amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to the amount of the claim, the amount of the loss, if any, incurred by the other party, the basis and validity of the claim, the possibility of wrongdoing on the part of the Company, likely insurance coverage, previous results in similar cases and legal precedents and case law. Each legal proceeding is reviewed with counsel and any reserve is adjusted as deemed appropriate by management.

Legal Fees

The Company accrues legal fees as they are incurred.

Stock-Based Compensation

The Company is allocated stock-based compensation expense from its Parent which is accounted for in accordance with Accounting Standards Codification ("ASC") 718, "Compensation – Stock Compensation." As of July 1, 2010, such expense has been recorded as a corresponding increase to Shareholder's equity within the Statement of Financial Condition as the Company does not intend to cash settle this allocated expense with the Parent. Previously, these amounts were recorded as an increase to Payable to affiliates.

NOTES TO FINANCIAL STATEMENT

The Company has elected to apply the alternative transition method to calculate the historical pool of windfall tax benefits available as of the date of adoption of ASC 718.

Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax.

NOTE 2. Cash and Securities Segregated Under For Regulatory Purposes

In November 2010, the Company began self-clearing its trading activities in U.S. government and certain federal agency obligations (the "Rates business") and is therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At December 31, 2010, the Company was not required to segregate cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 as a result of the activities of the Company's rates business. However, at December 31, 2010, the Company segregated cash of $0.1 million in a special reserve bank account for the benefit of customers pertaining to outstanding checks issued to customers and vendors when the Company was previously conducting self-clearing in prior years.

NOTE 3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts Receivable from and Payables to brokers, dealers and clearing agencies consist of the following at:

(In thousands of dollars)	December 31 2010
Receivable from clearing organizations	$ 13,218
Deposits with clearing organizations	11,511
Underwriting and syndicate fees receivable	984
Other	8
Total receivables	$ 25,721
Payable to clearing organizations	1,101,440
Total payables	$1,101,440

Included within deposits with clearing organizations is a deposit with the Fixed Income Clearing Corporation ("FICC") of approximately $10.3 million related to the Company's self clearing activities associated with the Rates business.

Securities transactions are recorded on their trade date as if they had settled. The related amounts receivable from and payable for unsettled securities transactions are recorded net, by clearing organization, in Receivables from or Payables to brokers, dealers and clearing organizations in the Statement of Financial Condition.

NOTES TO FINANCIAL STATEMENT

The clearing organizations may re-hypothecate all securities held on behalf of the Company.

NOTE 4. Receivables From and Payables to Others

Amounts Receivable from or Payable to others consist of the following at December 31:

(In thousands of dollars)		2010
Investment banking and advisory fees receivable	$	7,755
Interest receivable		7,131
Principal paydowns – Agency mortgage-backed securities		1,052
Loans and advances		1,007
Other		21
Total receivables from others	$	16,966
Draft payables	$	978
Other		212
Total payables to others	$	1,190

The Company maintains a group of "zero balance" bank accounts which are included in Payable to others on the Statement of Financial Condition. Drafts payable represent the balance in these accounts related to outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment.

NOTE 5. Financial Instruments

The Company's financial instruments are recorded within the Statement of Financial Condition at fair value. ASC 820 "Fair Value Measurements and Disclosures" defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

> Level 1: Quoted prices in active markets that the Company has the ability to access at the reporting date, for identical assets or liabilities. Prices are not adjusted for the effects, if any, of the Company holding a large block relative to the overall trading volume (referred to as a "blockage factor").
>
> Level 2: Directly or indirectly observable prices in active markets for similar assets or liabilities; quoted prices for identical or similar items in markets that are not active; inputs other than quoted prices (e.g., interest rates, yield curves, credit risks, volatilities); or "market corroborated inputs."
>
> Level 3: Unobservable inputs that reflect management's own assumptions about the assumptions market participants would make.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In

such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

ASC 820 also provides (i) general guidance on determining fair value when markets are inactive including the use of judgment in determining whether a transaction in a dislocated market represents fair value, the inclusion of market participant risk adjustments when an entity significantly adjusts observable market data based on unobservable inputs, and the degree of reliance to be placed on broker quotes or pricing services as well as (ii) additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly declined and guidance on identifying circumstances that indicate a transaction is not orderly. These provisions have not historically had a material effect on the Company's financial statements.

Fair Valuation Methodology

Cash Equivalents – These financial assets represent cash in banks or cash invested in highly liquid investments with original maturities less than 90 days that are not segregated for regulatory purposes or held for sale in the ordinary course of business. These investments are valued at par, which represent fair value, and are considered Level 1. Refer to Note 1 "Cash and Cash Equivalents" for additional information.

Securities Owned/Securities Sold But Not Yet Purchased – These financial instruments primarily consist of investments in fixed income securities as well as holdings in equity securities.

Fixed income securities include securities traded in active markets, such as on-the-run treasuries, agency mortgage-backed securities, federal agency obligations, corporate debt, preferred stock and certain asset and mortgage-backed securities. The on-the-run treasuries are generally traded in active, quoted and highly liquid markets and are therefore generally classified as Level 1. As there is no quoted market for agency mortgage-backed securities, corporate debt, asset and mortgage-backed securities, and certain preferred stock, the Company utilizes observable market factors in determining fair value. These financial instruments are reported as Level 2. In certain circumstances, the Company may utilize unobservable inputs that reflect management's own assumptions about the assumptions market participants would make. These financial assets are reported as Level 3.

In determining fair value for Level 2 financial instruments, management utilizes benchmark yields, reported trades for comparable trade sizes, recent purchases or sales of the financial assets, issuer spreads, benchmark securities, bids and offers. These inputs relate either directly to the financial assets being evaluated or indirectly to a similar security (for example, another bond of the same issuer or a bond of a different issuer in the same industry with similar maturity, terms and conditions). Additionally, for certain mortgage-backed securities, management also considers various characteristics such as the issuer, underlying collateral, prepayment speeds, cash flows and credit ratings.

In determining fair value for Level 3 financial instruments, management maximizes the use of market observable inputs when available. Management utilizes factors such as bids that were received, recent purchases or sales of the financial assets, spreads to the yield curve on similar offered financial assets, or comparing spreads to similar financial assets that traded and had been priced through an independent pricing source. Management considers these pricing methodologies consistent with assumptions in how other market participants value certain financial assets. These pricing methodologies involve management judgment and lead to a Level 3 classification.

Unrestricted equity securities traded in active markets are valued at quoted market prices and are reported as Level 1. Equity securities that are subject to legal restrictions on transfer are classified as Level 2. When quoted prices are not available, valuation models are applied to these financial assets. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Accordingly, these financial assets are reported as Level 3.

Derivatives – In connection with mortgage-backed and U.S. government securities trading, the Company economically hedges certain exposure through the use of TBAs and exchange traded treasury futures contracts, respectively. A TBA is a forward mortgage-backed security whose collateral remains "to-be-announced" until just prior to the trade settlement. TBAs, which are not due to settle within the next earliest date for settlement, are accounted for as derivatives (those due to settle within the next earliest date for settlement are accounted for as securities). TBAs are traded in an active quoted market and therefore generally classified as Level 1.

NOTES TO FINANCIAL STATEMENT

The following table summarizes the categorization of the financial instruments within the fair value hierarchy at December 31, 2010:

(In thousands of dollars)	Assets at Fair Value			
	Level 1	Level 2	Level 3	Total
Securities owned				
Agency mortgage-backed securities	$ -	$ 1,084,576	$ 806	$ 1,085,382
Commercial mortgage-backed securities	-	-	46,571	46,571
U.S. Government and federal agency obligations	35	47,546	-	47,581
Other debt obligations	-	8,200	5,843	14,043
Preferred stock	-	12,381	-	12,381
Corporate debt securities	-	4,037	-	4,037
Residential mortgage-backed securities	-	-	33,604	33,604
Collateralized debt obligations	-	-	23,235	23,235
Equity securities	14,212	-	60	14,272
Derivatives (1)	137	-	-	137
Total financial assets at fair value	$ 14,384	$ 1,156,740	$ 110,119	$ 1,281,243

(In thousands of dollars)	Liabilities at Fair Value			
	Level 1	Level 2	Level 3	Total
Securities sold but not yet purchased				
U.S. Government and federal agency obligations	$ 92,971	$ -	$ -	$ 92,971
Preferred stock	-	2,469	-	2,469
Corporate debt securities	-	1,004	-	1,004
Equity securities	13,148	-	-	13,148
Derivatives (1)	2,683	-	-	2,683
Total financial liabilities at fair value	$ 108,802	$ 3,473	$ -	$ 112,275

(1) Unrealized gains/(losses) relating to derivatives are reported in Securities owned and Securities sold, but not yet purchased, at fair value in the Statement of Financial Condition.

Included below is a discussion of the characteristics of the Company's Level 2 and Level 3 holdings. Unless otherwise stated, fair value of Level 2 assets are determined based upon observable third party information including recent trading activity, broker quotes and other relevant market data as noted above. Fair values for Level 3 assets are based predominantly on management's own assumptions about the assumptions market participants would make. The Company generally does not utilize internally developed valuation models to determine fair value during the relevant reporting periods for any holdings.

The Company's agency mortgage-backed securities positions classified as Level 2, of approximately $1.1 billion, have a weighted average loan size of approximately $0.2 million paying interest of 6.4%, with a weighted average FICO score of 719. This portfolio has a weighted average coupon remitting payment of 5.62% and has a weighted average annualized constant prepayment rate of approximately 25%. Fair value is determined through a combination of matrix pricing as well as the information noted in the preceding paragraph.

The Company's Level 2 debt securities issued by U.S. Government and federal agency obligations of approximately $47.5 million have a weighted average coupon of 4.76% and a weighted average maturity of 2021.

The Company's other debt obligations reported as Level 2 include holdings of approximately $8.2 million asset backed securities, paying floating interest rates currently at less than 1%, with a weighted average credit rating of CC, and a weighted average vintage of 2006.

The Company's preferred stock holdings of approximately $12.4 million have a weighted average coupon of 8.06% and a weighted average credit rating of BBB.

NOTES TO FINANCIAL STATEMENT

The Company's holdings of corporate debt securities classified as Level 2 of approximately $4.0 million have a weighted average credit rating of B, have a weighted average issuance year of 2007 and a weighted average maturity of 2018.

The Company's Level 3 agency mortgage-backed securities positions of approximately $1.0 million have a weighted average loan size of $0.3 million paying interest of 5.06%, with a weighted average coupon of 4.30% and a weighted average vintage of 2009.

The Company's portfolio of Level 3 commercial mortgage backed securities of approximately $46.6 million are primarily mezzanine, have a weighted average credit rating of BB and a weighted average issuance year of 2006.

The Company's portfolio of Level 3 non-agency residential mortgage backed securities of approximately $33.6 million are primarily mezzanine, have a weighted average credit rating of CC and have experienced, on average, a weighted average default rate of 2.46% and 47.95% severity.

The Company's other debt obligations reported as Level 3 include holdings of approximately $5.8 million asset backed securities, paying floating interest rates currently at less than 2%, with a weighted average credit rating of AAA, and a weighted average vintage of 2008.

The Company's portfolio of Level 3 other debt obligations include a portfolio of approximately $5.8 million asset backed securities, paying floating interest rates currently at less than 2%, with a weighted average credit rating of AAA, and a weighted average vintage of 2008.

The Company's portfolio of Level 3 collateralized debt obligations of $23.2 million are comprised of commercial real estate, with a weighted average vintage of 2005, have a weighted average credit rating of BB and have on average 5.75% subordination.

The Company reviews its financial instrument classification on an annual basis. As the observability and strength of valuation attributes change, reclassifications of certain financial assets or liabilities may occur between levels. The Company's policy is to utilize an end-of-period convention for determining transfers in or out of Levels 1, 2 and 3. During the year ended December 31, 2010, there were no transfers between Levels 1 and 2.

The following table summarizes the changes in the Company's Level 3 financial instruments for the year ended December 31, 2010:

(In thousands of dollars)	Other Debt Obligations	Commercial Mortgage-backed Securities	Residential Mortgage-backed Securities	Collateralized Debt Obligations	Agency Mortgage-backed Securities	Corporate Debt Securities	Equities	Total
Balance at December 31, 2009	$ 9,775	$ 32,585	$ 5,177	$ 7,371	$ 5,082	$ 1	$ 60	$ 60,051
Total gains or (losses) (realized and unrealized)	2,486	22,704	(251)	1,254	1,887	(1)	-	28,079
Purchases	41,238	228,877	63,657	60,713	5,410	-	-	399,895
Sales	(43,449)	(233,456)	(32,900)	(45,668)	(11,400)	-	-	(366,873)
Settlements	(4,207)	(4,139)	(2,079)	(435)	(173)	-	-	(11,033)
Transfers in and/or (out) of Level 3 (1)	-	-	-	-	-	-	-	-
Balance at December 31, 2010	$ 5,843	$ 46,571	$ 33,604	$ 23,235	$ 806	$ -	$ 60	$ 110,119
Changes in unrealized gains/(losses) on Level 3 assets still held at the reporting date	$ -	$ (271)	$ (521)	$ (131)	$ (22)	$ -	$ -	$ (945)

(1) During the year ended December 31, 2010 there were no transfers in or out of Level 3.

NOTES TO FINANCIAL STATEMENT

NOTE 6. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2010	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased
Marketable securities		
Agency mortgage-backed securities	$ 1,085,382	$ -
Non-agency mortgage-backed securities	80,175	-
U.S. Government and federal agency obligations	47,581	92,971
Other debt obligations	37,278	-
Preferred stock	12,381	2,469
Corporate debt securities	4,037	1,004
Equities	14,272	13,148
Derivatives	137	2,683
Total	$ 1,281,243	$ 112,275

The Company utilizes derivatives for various economic hedging strategies to actively manage its market and liquidity exposures. This strategy includes the purchase and sale of securities on a when-issued basis and entering into exchange traded treasury futures contracts. At December 31, 2010, the Company had no outstanding underwriting commitments and had entered into 15 open TBA sale agreements in the notional amount of $414.7 million. In addition, at December 31, 2010, the Company had entered into 1 open TBA purchase agreement in the notional amount of $17.0 million. The Company did not have any open U.S. treasury futures purchase or sales contracts at December 31, 2010.

NOTE 7. Intangible Assets

(In thousands of dollars)	December 31, 2010
Intangible assets (amortizable):	
Corporate Credit - Customer relationships	
Gross carrying amount	$ 795
Accumulated amortization	(451)
Net carrying amount	344
Total intangible assets	$ 344

NOTE 8. Other Assets

Other assets consist of the following:

(In thousands of dollars)	December 31, 2010
Prepaid expenses	$ 2,601
Deposits	115
Other	231
Total	$ 2,947

NOTES TO FINANCIAL STATEMENT

NOTE 9. Commitments and Contingencies

Litigation

Due to the nature of the Company's business, the Company is exposed to risks associated with a variety of legal proceedings. These include litigations, arbitrations and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to the Company's financial position.

The Company is also subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. Periodically the Company receives inquiries and subpoenas from the SEC, state securities regulators and self-regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation. The responses to these communications have in the past resulted in the Company being cited for regulatory deficiencies, although to date these communications have not had a material adverse effect on the Company's business. In addition, the Company is subject to claims by employees alleging discrimination, harassment or wrongful discharge, among other things, and seeking recoupment of compensation claimed to be owed (whether for cash or forfeited equity awards), and other damages.

From time to time, the Company may recognize a liability in its financial statements with respect to legal proceedings when incurrence of a loss is probable and the amount of loss is reasonably estimable. However, accurately predicting the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often-complex legal principles. Based on currently available information, the Company does not believe that any current litigation, proceeding or other matter to which it is a party or otherwise involved will have a material adverse effect on its financial position.

Other

In the normal course of business, the Company guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event of non-performance by specified third-party service providers, including subcustodians. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has historically made no material payments under these arrangements and believes that it is unlikely it will have to make material payments in the future. Therefore, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties and occasionally other liabilities. The maximum potential amount of future payments that the Company could be required under these indemnifications cannot be estimated. However, the Company has historically made no material payments under these agreements and believes that it is unlikely it will have to make material payments in the future; therefore it has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company is required to maintain a deposit at the FICC in connection with the self-clearing activities associated with the Rates business. The size of the deposit is subject to change from time to time and is dependent upon the volume of business transacted. At December 31, 2010, the Company had a deposit with the FICC of approximately $10.3 million which is recorded within Receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

NOTE 10. Related Party Transactions

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses and capital purchases. These advances are included in Receivables from and Payable to Affiliates and related parties on the Statement of Financial Condition.

Leases

The Company's headquarters, certain sales offices and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain renewal options, free rent periods and escalation clauses and which expire at various times through 2025.

Future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2011	$ 7,655	$ 1,592	$ 6,063
2012	7,707	1,566	6,141
2013	7,664	1,508	6,156
2014	6,636	860	5,776
2015	6,034	502	5,532
Thereafter	49,269	-	49,269
Total	$ 84,965	$ 6,028	$ 78,937

Investment Banking and Brokerage Services

From time to time, in the ordinary course of its business, the Company provides investment banking services and brokerage services to MatlinPatterson FA Acquisition LLC ("MatlinPatterson"), a significant stockholder of the Parent, or its affiliated persons or entities.

The Company's net receivable from MatlinPatterson of $0.9 million related to these activities and is included within Receivables from Affiliates and related parties on the Statement of Financial Condition.

NOTE 11. Subordinated Debt

A select group of management and highly compensated employees were eligible to participate in the Parent's Deferred Compensation Plan for Key Employees (the "Key Employee Plan"). The employees entered into subordinated loans with the Company to provide for the deferral of compensation and employer allocations under the Key Employee Plan. The accounts of the participants of the Key Employee Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt were based on the distribution election made by each participant, which may be deferred to a later date by the participant. As of February 28, 2007, the Company no longer permits any new amounts to be deferred under the Key Employee Plan.

NOTES TO FINANCIAL STATEMENT

Principal debt repayment requirements, which occur on or about April 15th of each year, as of December 31, 2010, are as follows:

(In thousands of dollars)		
2011	$	108
2012		208
2013		185
2014		320
2015		63
2016		25
Total	$	909

FINRA has approved the net capital treatment of the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital under Rule 15c3-1").

NOTE 12. Income Taxes

The deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)		2010
Deferred tax assets, net		
Stock-based compensation	$	23,334
Net operating loss carryforwards		6,791
Deferred compensation		5,213
Uncertain tax positions		831
Deferred revenues		293
Intangible assets		132
Investments		132
Other		289
Total net deferred tax asset before valuation allowance		37,015
Less: valuation allowance		-
Total deferred tax assets, net	$	37,015
Deferred tax liabilities		
State effect of deferred compensation	$	(116)
Accrued liabilities		(23)
Total deferred tax liabilities	$	(139)

No valuation allowance has been provided on the Company's DTAs as it is more likely than not that they will be realized. The Company's deferred tax liabilities are recorded within Accrued expenses in the Statement of Financial Condition.

In connection with the Parent's acquisition of American Technology Research Holdings, Inc., the parent to AmTech, on October 2, 2008, former vested incentive stock option holders were paid additional proceeds in 2009 in accordance with the provisions of the Stock Purchase Agreement. The Company is entitled to a tax deduction in the amount of $0.5 million as the additional proceeds relate to a disqualifying disposition for federal income tax purposes which has been recorded within Shareholder's equity within the Statement of Financial Condition.

At December 31, 2010, the Company's relative portion of the Parent's consolidated net operating loss carryforwards are $16.9 million which expire between 2023 and 2027. These net operating loss carryforwards have been reduced by the impact of an annual limitation described in Internal Revenue Code Section 382. In general, Internal Revenue Code Section 382 places an annual limitation on the use of certain tax attributes such as net operating losses. The annual limitation arose as a result of an ownership change of the Company's Parent which occurred on September 21, 2007. For

NOTES TO FINANCIAL STATEMENT

state and local tax purposes such net operating loss carryforwards are subject to various apportionment factors and multiple jurisdictional requirements when utilized that have expiration periods between 3 and 18 years.

The Company had approximately $2.1 million of unrecognized tax benefits and $0.3 million for the payment of interest accrued at December 31, 2010.

The Company is subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. As of December 31, 2010, with few exceptions, the Company was no longer subject to U.S. federal tax or state and local income tax examinations for years before 2005. The Company has an ongoing audit with New York City and Massachusetts.

NOTE 13. Stock-Based Compensation Plans

The Parent has established the 2007 Incentive Compensation Plan ("Incentive Plan") and the 2003 Non-Employee Directors Stock Plan ("2003 Directors Plan"), (referred to herein as the "Plans") pursuant to which employees of the Company and non-employees of the Parent have been awarded stock options, restricted stock, and/or restricted stock units of the Parent, which expire at various times through 2015.

The following is a recap of all the Parent's Plans as of December 31, 2010:

Shares authorized for issuance	50,377,467
Share awards used:	
Stock options granted and outstanding	6,099,403
Restricted stock awards granted and unvested	11,410,496
Restricted stock units granted and unvested	6,191,334
Restricted stock units granted and vested	2,266,885
Total share awards used*	25,968,118
Shares available for future awards	24,409,349

*Excludes approximately 6.1 million shares for awards to be granted in February 2011, in connection with year-end compensation for 2010.

The actual tax benefit realized for the tax deductions for stock-based compensation was approximately $9.0 million for the year ended December 31, 2010.

As of July 1, 2010, the Company began recording allocated stock-based compensation expense with a corresponding increase to Shareholder's equity within the Statement of Financial Condition as the Company does not intend to cash settle this allocated expense with the Parent. Previously, allocated stock-based compensation has been recorded with a corresponding increase to Payable to affiliates.

The Incentive Plan provides for awards in a variety of forms, including, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, or restricted stock and restricted stock units. The Incentive Plan imposes a limit on the number of shares of the Parent's common stock that may be subject to awards. On February 6, 2008, the Parent's Board of Directors authorized, and on June 5, 2008, the Parent's shareholders approved, an additional 10,675,000 shares for issuance pursuant to the Incentive Plan. On April 16, 2009, in connection with amending and restating the Incentive Plan, the Parent's Board of Directors authorized and on June 16, 2009, the Parent's shareholders approved an additional 5 million shares for issuance pursuant to the Incentive Plan. An award relating to shares may be granted if the aggregate number of shares subject to then-outstanding awards, under the Incentive Plan and under the pre-existing plans, plus the number of shares subject to the award being granted do not exceed the sum of (i) 25 percent of the number of shares of the Parent's common stock issued and outstanding immediately prior to the grant plus (ii) 15.675 million shares.

NOTES TO FINANCIAL STATEMENT

The Parent's 2003 Directors Plan allows awards in the form of stock options and restricted shares. The 2003 Directors Plan imposes a limit on the number of shares of the Parent's common stock that may be subject to awards. On April 16, 2009, in connection with amending and restating the 2003 Directors Plan, the Parent's Board of Directors authorized and on June 16, 2009, the Parent's stockholders approved, increasing the number of shares available for issuance from 100,000 to 2,000,000 shares.

Options

Options granted under the Plans established by the Parent have been granted with exercise prices not less than market value of the Parent's common stock on the date of grant, as defined in each Plan, vest over a maximum of five years, and expire five to ten years after grant date.

Unvested options are typically forfeited upon termination of employment. Option transactions for the year ended December 31, 2010 under the Plans were as follows:

	Shares Subject to Option		Weighted Average Exercise Price
Balance at December 31, 2009	4,627,311	$	3.29
Options granted	2,722,092		2.55
Options exercised	(1,250,000)		2.31
Options forfeited/expired	-		-
Balance at December 31, 2010	6,099,403	$	3.16

For the year ended December 31, 2010, the total intrinsic value of options exercised was $2.3 million. No cash was received from the exercise of options, as a result of cashless exercises where shares were withheld to cover the exercise amount and taxes. At December 31, 2010, the 6.1 million outstanding options had a remaining average contractual term of 4.9 years and had an intrinsic value of $0.1 million. At December 31, 2010, there were 3.2 million exercisable options that had a remaining average contractual term of 4.4 years and had an intrinsic value of zero as they were all out of the money.

The following table summarizes information about stock options outstanding under the Parent's Plans at December 31, 2010:

	Outstanding				Exercisable		
Exercise Price Range	Shares	Average Life (years)		Average Exercise Price	Shares		Average Exercise Price
$1.97	300,000	9.6	$	1.97	-	$	-
$2.49	2,000,000	5.9		2.49	650,000		2.49
$3.00	1,700,000	4.1		3.00	1,064,999		3.00
$3.57	172,092	5.4		3.57	100,386		3.57
$4.00	1,750,000	4.0		4.00	1,216,666		4.00
$4.61-$7.35	177,311	3.3		5.47	177,311		5.47
	6,099,403	4.9	$	3.16	3,209,362	$	3.43

The Black-Scholes option pricing model is used to determine the fair value of options granted. For the year ended December 31, 2010, significant assumptions used to estimate the fair value of share based compensation awards include the following:

	2010
Expected term*	3.7
Expected volatility	89.9%
Expected dividends	-
Risk-free interest rate	1.0%

*The Company utilized the simplified method for calculating the expected term assumption for the year 2010 as prescribed by ASC 718, due to insufficient historical stock option exercise experience.

Restricted Stock Awards/Restricted Stock Units

Restricted stock awards and restricted stock units, under the Plans established by the Parent, have been valued at the market value of the Parent's common stock as of the grant date and expensed over the service period. The restriction period associated with these awards are typically 3-5 years. Stock compensation expense associated with grants with performance conditions is recognized when it becomes probable that such performance conditions will be achieved. No such awards were granted in 2010.

Restricted stock awards/restricted stock units for the year ended December 31, 2010, under the Parent's Plans were as follows:

	Unvested Restricted Stock Awards		Weighted Average Grant-Date Fair Value Restricted Stock	Unvested Restricted Stock Units		Weighted Average Grant Date Fair Value Restricted Stock Units
Balance at December 31, 2009	11,204,545	$	3.72	7,073,709	$	3.05
Granted	3,715,133		3.36	3,521,315		3.08
Vested	(2,590,114)		3.57	(3,831,886)		2.58
Forfeited	(919,068)		4.23	(571,804)		4.39
Balance at December 31, 2010	11,410,496	$	3.60	6,191,334	$	3.22

The total fair value of awards vested, based on the market value of the stock on the vest date, during the year ended December 31, 2010 was $18.3 million.

Other

At December 31, 2010, there was approximately $0.6 million, of accrued compensation within the Statement of Financial Condition related to deferred compensation plans provided by the Parent and allocated to the Company, which will be paid out between 2011 and 2016. As of February 28, 2007, the Parent no longer permits any new amounts to be deferred under these plans.

NOTE 14. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 promulgated under the Exchange Act (the "Net Capital Rule"), as well as the Commodity Futures Trading Commission's net capital requirements ("Regulation 1.16"), which require the maintenance of a minimum net capital. The Company has elected to use the alternative method permitted by the Net Capital Rule, which requires it to maintain a minimum net capital amount equal to the greater of 2% of aggregate debit balances arising from customer transactions (as defined) or $0.25 million, subject to certain adjustments related to market making activities in certain securities. Based upon the activities of the Company, its minimum requirement under Regulation 1.16 is the same as under the Net Capital Rule. As of December 31, 2010, the Company had net capital, as defined by both the Net Capital Rule and Regulation 1.16, of $36.5 million, which was $36.0 million in excess of the $0.5 million required minimum net capital.

NOTE 15. Trading Activities

As part of its trading activities, the Company provides brokerage and underwriting services to its institutional clients. Trading activities are primarily generated by client order flow resulting in the Company taking positions in order to facilitate institutional client transactions. Interest revenues and expenses are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market, credit and liquidity risks.

NOTES TO FINANCIAL STATEMENT

Market Risk

As of December 31, 2010, the Company had approximately $86.5 million of securities owned which were considered non-investment grade. Non-investment grade securities are defined as debt and preferred equity securities rated as BB+ or lower or equivalent ratings by recognized credit rating agencies. These securities have different risks than investment grade rated investments because the companies are typically more highly leveraged and therefore more sensitive to adverse economic conditions and the securities may be more thinly traded or not traded at all.

Market risk represents the risk of loss that may result from the potential change in the value of our trading positions as a result of fluctuations in interest rates, prepayment speeds, credit spreads and equity prices, as well as changes in the implied volatility of interest rates and equity prices. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of the Company's market risk management procedures cover both non-derivative and derivatives instruments to include all market-risk-sensitive financial instruments. The Company's exposure to market risk is primarily related to principal transactions executed in order to facilitate customer trading activities. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk: In connection with trading activities, the Company is exposed to interest rate risk, arising from changes in the level or volatility of interest rates or the shape and slope of the yield curve. Interest rate risk exposure is a result of maintaining inventory positions and trading in interest-rate-sensitive financial instruments. These financial instruments include agency mortgage-backed securities, debt securities issued by U.S. Government and federal agency obligations, non-agency mortgage-backed securities, corporate debt and preferred stock.

Prepayment Risk: Prepayment risk arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities. Prepayments are the full or partial repayment of principal prior to the original term to maturity of a mortgage loan and typically occur due to refinancing of mortgage loans and turnover in housing ownership. Prepayment rates on mortgage-related securities vary from time to time and may cause changes in the amount of the Company's net interest income, the valuations of mortgage-backed securities in inventory and the effective of our interest rate hedging. Prepayments of mortgage loans usually can be expected to increase when mortgage interest rates fall below the then-current interest rates on such loans and decrease when mortgage interest rates exceed the then-current interest rate on such loans, although such effects are uncertain. Prepayment experience also may be affected by the conditions in the housing and financial markets, including the Government Sponsored Entities buying back delinquent loans at par, as well as, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans underlying mortgage-backed securities. The purchase prices of mortgage-backed securities are generally based in part upon assumptions regarding the expected rates of prepayments.

Credit Spread and Credit Rating Risk: The Company actively makes markets in various credit instruments, including corporate bonds (both high yield and investment grade), emerging market debt and structured securities (MBS/ABS/CMBS/CDO/CLO). As a consequence, the Company is exposed to credit spread and credit rating changes in these markets. Credit spread and credit rating risk results from changes in the level or volatility of credit spreads, either as a result of macro market conditions (e.g. risk aversion sentiment) or from idiosyncratic development of certain debt issuers or their sectors.

Liquidity Risk: Liquidity risk is the risk that it takes longer or it is more costly than anticipated to sell inventory to raise cash due to adverse market conditions.

Equity Price Risk: Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities or instruments that derive their value from a particular stock.

The Company economically hedges its exposure to interest rate and related prepayment risk by shorting mortgage pass-through- TBAs, government securities and exchange traded treasury futures contracts. Hedging using government securities and exchange traded treasury futures contracts protects the Company from movements in the yield curve and changes in general levels of interest rates. Hedging using TBAs reduces the spread risk within the mortgage-backed securities market.

NOTES TO FINANCIAL STATEMENT

The Company believes the optimum strategy to manage credit spread and, to a lesser extent, credit rating risk is high inventory turnover, thereby minimizing the amount of time during which the Company holds these type of securities, in some cases by arranging the sale before committing to the purchase. Given this strategy, the Company maintains a low inventory level in these securities relative to the Company's total securities owned.

The Company's primary sources of funding are through its clearing broker and to a lesser extent through the repurchase markets. We use these financing sources, and periodically consider others in order to reduce funding/liquidity risk. The Company has various strategies, policies and processes in place to monitor and mitigate liquidity risk, including maintaining excess liquidity, maintaining conservative leverage ratios, diversifying our funding sources and actively managing the asset/liability terms of our trading business should additional or alternative funding sources be required.

The Company does not maintain significant net long or short equity security positions and is therefore not exposed to significant equity price risk.

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

Concentrations of Credit and Liquidity Risk

Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration of risk, credit exposures are monitored in light of changing counter party and market conditions.

The Company may also purchase securities that are individually significant positions within its inventory. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

The majority of securities transactions of the customers' of the Company are cleared through third parties under clearing agreements. Under these agreements, the clearing agents settle customer securities transactions, collect margin receivables related to these transactions, monitor the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, require the customer to deposit additional collateral with them or to reduce positions, if necessary.

Refer to Note 9 with the section labeled *"Other"* for additional information regarding credit risks of the Company.

NOTE 17. **Subsequent Events**

The Company evaluated subsequent events from January 1, 2011 through February 28, 2011, the date of the issuance of the financial statements. The Company did not have any significant subsequent events to report.

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